EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

                                                                                                                     6 Months Ended
                                                        Years Ended December 31,                                         June 30,
                                          -----------------------------------------------------------------------------------------
                                               1995           1996           1997           1998           1999           2000
Fixed Charges
    Interest expense on indebtedness      $    8,086      $    15,996      $    14,685      $   6,857      $   5,556      $   7,245
    Interest expense on portion of rent
    expense representative of interest           498              435              394            340            366            192

    Total Fixed Charges                   $    8,584      $    16,431      $    15,079      $   7,197      $   5,922      $   7,437

Earnings (Loss):
    Net income (loss) before provision for
    income taxes and minority interest    $  124,128      $  (189,389)     $  (160,544)     $  34,876      $  84,735      $  64,784

    Fixed charges per above                    8,584           16,431           15,079          7,197          5,922          7,437

    Total earnings (loss)                 $  132,712      $  (172,958)     $  (145,465)     $  42,073      $  90,657      $  72,221

Ratio of earnings to fixed charges             15.46           (10.53)           (9.65)          5.85          15.31           9.71

Coverage deficiency                             -         $  (189,389)     $  (160,544)          -              -              -